SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Telular Corporation
(Name of Subject Company)

Telular Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number of Class of Securities)

Jonathan M. Charak
Chief Financial Officer
311 South Wacker Drive, Suite 4300
Chicago, Illinois 60606-6622
(312) 379-8397
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:

Catherine J. Dargan, Esq.
Keir D. Gumbs, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004
(202) 662-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Telular Corporation, a Delaware corporation (“Telular”), on May 10, 2013, as amended.  The Schedule 14D-9 relates to the tender offer by ACP Tower Holdings, LLC, a Delaware limited liability company (“Parent”), and ACP Tower Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), each of which is controlled by Avista Capital Partners III, L.P., a Delaware limited partnership (“Avista Capital III”), and Avista Capital Partners (Offshore) III, L.P., a Bermuda exempted limited partnership (“Avista Offshore III” and, together with Avista Capital III, “Avista”), pursuant to which Merger Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Telular at a price of $12.61 per share, net to the selling stockholder in cash, without interest and less any applicable withholding taxes thereon, upon the terms and conditions set forth in the Offer to Purchase dated May 10, 2013 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the Securities and Exchange Commission on May 10, 2013, as amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.  The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “Background of the Offer” with the following paragraph:

“At the direction of the Board, Oppenheimer conducted the “go-shop” process on behalf of Telular.  During the “go-shop” period, 48 parties were contacted.  Of the 48 parties contacted during the "go shop" period, 18 were strategic buyers and 30 were financial sponsors. During the "go shop" period, Telular entered into non-disclosure agreements with four additional parties (comprising 3 financial sponsors and 1 strategic buyer) that were not contacted during Telular’s initial third-party solicitation process. Each party contacted, including every party that entered into a non-disclosure agreement with Telular, notified Telular that it would not be interested in pursuing a strategic transaction with Telular or did not respond.  As a result, (i) no party qualified as an Excluded Party, and (ii) the “go-shop” period terminated as of 11:59 p.m. (New York City time) on May 29, 2013, without extension.”

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(16)
Press Release, dated May 30, 2013 Announcing the Expiration of the Go-Shop Period under the Agreement and Plan of Merger, dated as of April 29, 2013, among Telular Corporation, ACP Tower Holdings, LLC and ACP Tower Merger Sub, Inc.*

*	Incorporated by reference from Telular’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Telular Corporation

By:	/s/ Jonathan M. Charak
	Name:	Jonathan M. Charak
	Title:	Chief Financial Officer
Dated: May 30, 2013